UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File No. 001-39224

TFI INTERNATIONAL INC.

(Translation of registrant’s name into English)

8801 Trans-Canada Highway, Suite 500

Saint-Laurent, Québec

H4S 1Z6 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99.1	News Release
99.2	Management Discussion & Analysis for period ended March 31, 2021
99.3	Interim Financial Statements for period ended March 31, 2021
99.4	CEO Certification
99.5	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

Date: April 27, 2021	By:	/s/ Josiane M. Langlois
Name: Josiane M. Langlois
Title: Vice-President, Legal Affairs & Corporate Secretary